Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 000-30918

Apr 17, 2018 8:00 AM CET
NOTICE TO ATTEND THE ANNUAL GENERAL MEETING
The shareholders of Tele2 AB (publ) are hereby invited to the Annual General Meeting on Monday 21 May 2018 at 3.00 p.m. CET at the Hotel Rival, Mariatorget 3 in Stockholm.
NOTICE ETC.
Shareholders who wish to attend the Annual General Meeting shall
• be entered in the share register maintained by Euroclear Sweden on Tuesday 15 May 2018, and
• give notice of their attendance no later than Tuesday 15 May 2018. Notice to attend is to be made on the company’s website at www.tele2.com, by telephone to +46 (0) 771 246 400 or by mail to Computershare AB “AGM Tele2”, P.O. Box 610, SE-182 16 Danderyd, Sweden.
Shareholders shall in their notice to attend state name, personal identification number or company registration number, address, phone number and advisors, if applicable. Shareholders whose shares are registered in the names of nominees must temporarily re-register such shares in their own name in order to be entitled to attend the Annual General Meeting. In order for such re-registration to be completed on Tuesday 15 May 2018 the shareholder must inform their nominees well before that day. Shareholders attending by a proxy or a representative should send documents of authorisation to the mail address above well before the Annual General Meeting. A template proxy form is available on the company’s website www.tele2.com. Shareholders cannot vote or, in other way, attend the Annual General Meeting by remote access.
PROPOSED AGENDA
1. Opening of the Annual General Meeting.
2. Election of Chairman of the Annual General Meeting.
3. Preparation and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two persons to check and verify the minutes.
6. Determination of whether the Annual General Meeting has been duly convened.
7. Remarks by the Chairman of the Board.
8. Presentation by the Chief Executive Officer.
9. Presentation of the annual report, the auditor’s report and the consolidated financial statements and the auditor’s report on the consolidated financial statements.

10. Resolution on the adoption of the income statement and the balance sheet and of the consolidated income statement and the consolidated balance sheet.
11. Resolution on the proposed treatment of the company’s earnings as stated in the adopted balance sheet.
12. Resolution on the discharge of liability for the members of the Board and the Chief Executive Officer.
13. Determination of the number of members of the Board.
14. Determination of the remuneration to the members of the Board and the auditor.
15. Election of Board members;
(a) Sofia Arhall Bergendorff (re-election, proposed by the Nomination Committee).
(b) Anders Björkman (re-election, proposed by the Nomination Committee).
(c) Georgi Ganev (re-election, proposed by the Nomination Committee).
(d) Cynthia Gordon (re-election, proposed by the Nomination Committee).
(e) Eamonn O’Hare (re-election, proposed by the Nomination Committee).
(f) Carla Smits-Nusteling (re-election, proposed by the Nomination Committee).
16. Election of the Chairman of the Board.
17. Determination of the number of Auditors and election of Auditor.
18. Approval of the procedure of the Nomination Committee.
19. Resolution regarding guidelines for remuneration to senior executives.
20. Resolutions regarding an incentive programme (items (a)-(f)).
21. Resolution to authorise the Board to resolve on repurchase of own shares.
22. Resolution regarding shareholder Martin Green’s proposals (items (a)-(c)).
23. Closing of the Annual General Meeting.
RESOLUTIONS PROPOSED BY THE NOMINATION COMMITTEE
Election of Chairman of the Annual General Meeting (item 2)
The Nomination Committee proposes that Wilhelm Lüning, member of the Swedish Bar Association is elected to be the Chairman of the Annual General Meeting.
Determination of the number of members of the Board and election of the members of the Board and the Chairman of the Board (items 13, 15(a)-(f) and 16)
The Nomination Committee proposes that the Board shall consist of six members.
The Nomination Committee proposes that Sofia Arhall Bergendorff, Anders Björkman, Georgi Ganev, Cynthia Gordon, Eamonn O’Hare and Carla Smits-Nusteling shall be re-elected as members of the Board until the close of the next Annual General Meeting.

The Nomination Committee proposes that Georgi Ganev shall be elected as new Chairman of the Board.
Determination of the remuneration to the members of the Board and the auditor (item 14)
The Nomination Committee proposes remuneration to the Board with a total amount of SEK 5,070,000 (2017: 6,330,000). The decrease is due to the reduction of members of the Board and its Audit Committee, the remuneration levels are unchanged from 2017.
The proposed remuneration for ordinary Board work for the period until the end of the next Annual General Meeting amounts to a total of SEK 4,450,000 (2017: 5,600,000) and shall be allocated in accordance with the following:
• SEK 1,575,000 to the Chairman of the Board, and
• SEK 575,000 to each of the five other members of the Board.
The proposed remuneration for work within the committees of the Board for the period until the end of the next Annual General Meeting amounts to a total of SEK 620,000 (2017: 730,000) and shall be allocated in accordance with the following:
• SEK 220,000 to the Chairman of the Audit Committee and SEK 110,000 to each of the other two members, and
• SEK 90,000 to the Chairman of the Remuneration Committee and SEK 45,000 to each of the other two members.
The Nomination Committee proposes that remuneration to the auditor shall be paid in accordance with approved invoices.
Determination of the number of Auditors and election of Auditor (item 17)
In accordance with the Audit Committee’s recommendation, the Nomination Committee proposes that the company shall have one registered accounting firm as auditor, and that the registered accounting firm Deloitte AB shall be re-elected as auditor until the close of the 2019 Annual General Meeting. Deloitte AB has informed Tele2 that the authorised public accountant Thomas Strömberg will continue as auditor-in-charge if Deloitte AB is re-elected as auditor.
Approval of the procedure of the Nomination Committee (item 18)
The Nomination Committee proposes that the work of preparing proposals to the 2019 Annual General Meeting regarding the Board and auditor, in the case that an auditor should be elected, and their remuneration, Chairman of the Annual General Meeting and the procedure for the Nomination Committee shall be performed by a Nomination Committee. This procedure shall apply until a resolution regarding a change of the procedure for appointing the Nomination Committee is resolved by the general meeting.
The Nomination Committee will be formed in consultation with the largest shareholders of the company as of the last business day the month the Annual General Meeting was held. The Committee shall consist of at least three members appointed by the largest shareholders of the company who have wished to appoint a member. The largest shareholder shall convene the Committee, and the members of the Committee will appoint the Committee’s Chairman at their first meeting. The Chairman of the Board shall be invited to the Committee’s meetings as deemed appropriate by the Committee.

The Nomination Committee is appointed for a term of office commencing at the time of its formation and ending when a new Committee is formed. If a member resigns during the Committee term, the Committee may choose to appoint a new member. The shareholder that appointed the resigning member shall in such case be asked to appoint a new member, provided that the shareholder still is one of the largest shareholders in the company. If that shareholder declines participation on the Nomination Committee, the Committee may choose to ask the next largest qualified shareholder to participate. In the event of changes to the ownership structure of the company, the Committee may choose to amend its composition in order to ensure that the Committee appropriately reflects the ownership of the company. However, unless there are special circumstances, the composition of the Nomination Committee may remain unchanged following changes in the ownership structure of the company that are either minor or occur less than three months prior to the Annual General Meeting.
The Nomination Committee shall have the right to upon request receive personnel resources such as secretarial services from the company, and to charge the company with costs for recruitment consultants and related travel if deemed necessary.
RESOLUTIONS PROPOSED BY THE BOARD
Dividend (item 11)
The Board proposes a dividend of SEK 4.00 per share. The record date for dividend is proposed to be on Wednesday 23 May 2018. If the Annual General Meeting resolves in accordance with the proposal the dividend is estimated to be paid out to the shareholders on Monday 28 May 2018.
Guidelines for remuneration to senior executives (item 19)
The Board proposes the following guidelines for determining remuneration for senior executives.
The objectives of Tele2’s remuneration guidelines are to offer competitive remuneration packages to attract, motivate, and retain key employees within the context of an international peer group. The aim is to create incentives for the management to execute strategic plans and deliver excellent operating results and to align management’s incentives with the interests of the shareholders. Senior executives covered by the proposed guidelines include the CEO and members of the Leadership Team (“senior executives”).
Remuneration to the senior executives should comprise annual base salary and variable short-term incentive (STI) and long-term incentive (LTI) programs.
The STI shall be based on the performance in relation to established objectives. The performance conditions shall be related to the company’s overall result and the senior executives’ individual performance. The STI can amount to a maximum of 100 percent of the annual base salary.
The structure of the LTI shall ensure a long-term commitment for Tele2’s development and value creation, and may be both share and share price related as well as cash based.
Over time, it is the intention of the Board to increase the proportion of variable performance-based compensation as a component of the senior executives’ total compensation.

Other benefits may include e.g. company car and for expatriated senior executives e.g. housing benefits for a limited period of time. The senior executives may also be offered health care insurances.
The senior executives are offered defined contribution pension plans. Defined contributions for pensions to the CEO can amount to a maximum of 25 percent of the annual remuneration (base salary and STI). For the other senior executives defined contributions for pensions can amount to a maximum of 20 percent of the senior executive’s annual remuneration (base salary and STI).
The maximum period of notice of termination of employment shall be 12 months in the event of termination by the CEO and six months in the event of termination by any of the other senior executives. In the event of termination by the company, the maximum notice period during which compensation is payable is 18 months for the CEO and 12 months for any of the other senior executives.
Under special circumstances, the Board may deviate from the above guidelines. In such a case, the Board is obligated to give account of the reason for the deviation during the following Annual General Meeting.
Board members, elected at General Meetings, may in certain cases receive a fee for services performed within their respective areas of expertise, outside of their Board duties. Compensation for these services shall be paid at market terms and be approved by the Board.
In accordance with the Swedish Corporate Governance Code rule 9.1 the Remuneration Committee within the Board monitors and evaluates the application of the guidelines for remuneration to the senior executives established by the Annual General Meeting. Also, the company’s auditor has, pursuant to Chapter 8 Section 54 of the Companies Act (2005:551), provided a statement with respect to whether there has been compliance with the guidelines for remuneration to the senior executives which have been applied during 2017. Both the Remuneration Committee’s evaluation and the auditor’s review states that Tele2 has complied with the guidelines for remuneration to senior executives during 2017.
Incentive programme (items 20(a)-(f))
The Board proposes that the Annual General Meeting resolves to adopt a retention and performance based incentive programme in accordance with items 20(a)-(f) below.
Tele2’s Remuneration Committee has prepared the incentive programme in consultation with external advisors and major shareholders. The incentive programme has been reviewed by the Board at board meetings during the end of 2017 and the first months of 2018.
The proposals below are supported by major shareholders.
Adoption of an incentive programme (item 20(a))
Summary of the programme
The Board proposes that the Annual General Meeting resolves to adopt a retention and performance based incentive programme (“LTI 2018”), based on a similar structure as last year, but without the corporate performance condition average normalised return of capital employed (ROCE) being measured and with two new allocation categories.

LTI 2018 is proposed to include approximately 225 senior executives and other key employees within the Tele2 Group. The participants in LTI 2018 are required to hold Tele2 shares. These shares can either be shares already held or shares purchased on the market in connection with the notification to participate in LTI 2018. The personal investment will thereafter be matched by the company through free of charge granting of retention and performance rights on the terms stipulated below.
In the event delivery of shares under LTI 2018 cannot be achieved at reasonable costs, with reasonable administrative efforts or due to market conditions, participants may instead be offered a cash-based settlement.
The rationale for the proposal
The purpose of LTI 2018 is to create conditions for retaining competent employees in the Tele2 Group. LTI 2018 has been designed based on the view that it is desirable that senior executives and other key employees within the group are shareholders in the company. Participation in LTI 2018 requires a personal investment in Tele2 shares, be it shares already held or shares purchased on the market in connection with the notification to participate in LTI 2018.
By offering an allotment of performance rights which are based on profits and other retention and performance based conditions, the participants are rewarded for increased shareholder value. Further, LTI 2018 rewards employees’ loyalty and long-term value growth in the company. Against this background, the Board believes the adoption of LTI 2018 will have a positive effect on the Tele2 Group’s future development and thus be beneficial for both the company and its shareholders.
Personal investment
Employees must own Tele2 shares in order to participate in LTI 2018. These shares can either be shares already held, provided that the shares are not used as investment shares under the share based incentive programmes for the years 2016 or 2017, or shares purchased on the market in connection with notification to participate in LTI 2018. The maximum number of shares that the employee can hold under LTI 2018 will correspond to approximately 12 - 19 per cent of the employee’s annual base salary as further described below. For each Tele2 share held under LTI 2018, the participants will be granted retention and performance rights by the company.
General terms and conditions
Subject to fulfilment of certain retention and performance based conditions during the period 1 April 2018 – 31 March 2021 (the “Measurement Period”) and the participant maintaining the invested shares at the release of the interim report for January – March 2021 and, with certain exceptions, maintaining the employment within the Tele2 Group, each right entitles the participant to receive one Tele2 share. The retention and performance rights do not entitle the holder to receive dividends, but in order to align the participants’ and the shareholders’ interests, the company will compensate the participants for any dividends paid on the underlying share during the Measurement Period by increasing the number of shares that each retention and performance right entitles to at the end of the vesting period. It should be noted that the participants in LTI 2018 will not be compensated for dividend proposed at the Annual General Meeting 2018.

Retention and performance conditions
The rights are divided into Series A (retention rights) and Series B (performance rights). The number of Class B shares the respective participant will receive after vesting depends on which category the participant belongs to and on the fulfilment of the following defined retention and performance based conditions:
Series A The total shareholder return on the Tele2 shares (TSR) during the Measurement Period exceeding 0 per cent as entry level.
Series B The total shareholder return on the Tele2 shares (TSR) during the Measurement Period being equal to the median TSR for a peer group comprising Elisa, Iliad, TalkTalk Telecom Group, Telenor, Telia Company, TDC, Cellnex Telecom, Freenet (Xet), Proximus and KPN as entry level, and exceeding the median TSR for the peer group with 20 percentage points as the stretch target.
The determined levels of the conditions include an “entry” level and a “stretch” target with a linear interpolation applied between these levels as regards the number of rights that vest. The entry level constitutes the minimum level which must be reached in order to enable vesting of the rights in the relevant series. If the entry level is reached, the number of rights that vests and give right to Class B shares is proposed to be 100 per cent for Series A and 50 per cent for Series B. If the entry level is not reached for a certain series, all retention or performance rights (as applicable) in that series lapse. If the stretch target for Series B is met, all retention and performance rights vest. The Board intends to disclose the outcome of the retention and performance based conditions in the annual report for the financial year 2021.
Retention and performance rights
The retention and performance rights shall be governed by the following terms and conditions:
• They are granted free of charge after the Annual General Meeting 2018.
• They vest three years after grant (vesting period).
• Each right entitles the participant to receive one Tele2 share after the three-year vesting period, if the participant, with certain exceptions, maintains the employment within the Tele2 Group and the invested shares at the release of the interim report for the period January – March 2021.
• In order to align the participants’ and the shareholders’ interests, the company will compensate the participants for any dividends paid by increasing the number of Class B shares that each retention and performance right entitles to at the end of the vesting period. It can be noted that the participants in LTI 2018 will not be compensated for dividend proposed at the Annual General Meeting 2018.
• They may not be transferred or pledged.
Preparation and administration
The Board, or a committee established by the Board for these purposes, shall be responsible for preparing the detailed terms and conditions of LTI 2018, in accordance with the mentioned terms and guidelines. To this end, the Board shall be entitled to make adjustments to meet foreign regulations or market conditions. The Board may also make other adjustments if significant changes in the Tele2 Group or its operating environment would result in a situation where the decided terms and conditions of LTI 2018 no longer serve their purpose. The Board’s possibility to make such adjustments does not include the grant of continued participation for senior executives in the company’s long-term incentive programmes after the termination of their respective employments.

Allocation
LTI 2018 is estimated to comprise up to 373,000 Tele2 shares held by the participants entitling to allotment of up to 1,709,500 rights, whereof 373,000 retention rights and 1,336,500 performance rights. The participants are divided into different categories and in accordance with the above, LTI 2018 will comprise the following number of shares and maximum number of rights for the different categories:
• the CEO: may acquire up to 10,000 shares within LTI 2018, entitling to an allotment of 1 Series A right and 9 Series B rights per invested share, with the possibility to receive a maximum of 100,000 Tele2 shares at vesting;
• senior executives and certain key employees (approximately 8 individuals) are divided into two subcategories where category (i) (approximately 3 individuals) may acquire up to 7,500 shares each within LTI 2018, entitling the holder to allotment of 1 Series A right and 7 Series B rights per invested share, with the possibility to receive a maximum of 60,000 Tele2 shares at vesting. Category (ii) (approximately 5 individuals) may acquire up to 4,500 shares each within LTI 2018, entitling the holder to allotment of 1 Series A right and 6 Series B rights per invested share, with the possibility to receive a maximum of 31,500 Tele2 shares at vesting;
• category 1 (approximately 7 individuals in total): may acquire up to 4,000 shares each within LTI 2018, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility receive a maximum of 16,000 Tele2 shares at vesting;
• category 2 (approximately 8 individuals in total): may acquire up to 3,000 shares each within LTI 2018, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 12,000 Tele2 shares at vesting;
• category 3 (approximately 35 individuals in total): may acquire up to 2,000 shares each within LTI 2018, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 8,000 Tele2 shares at vesting;
• category 4 (approximately 60 individuals in total): may acquire up to 1,500 shares each within LTI 2018, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 6,000 Tele2 shares at vesting; and
• category 5 (approximately 105 individuals in total): may acquire up to 1,000 shares each within LTI 2018, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 4,000 Tele2 shares at vesting.
Scope and costs
LTI 2018, together with the additional allocation under item 20(b), will be accounted for in accordance with IFRS 2 which stipulates that the rights should be recorded as a personnel expense in the income statement during the vesting period. Based on the assumptions of a share price of SEK 93.80 (closing share price of the Tele2 Class B share on 21 March 2018 of SEK 97.80 less the deduction for the proposed dividend of SEK 4.00 per share), a maximum participation, an annual employee turnover of 7 per cent among the participants, an average fulfilment of performance conditions of approximately 50 per cent including a full vesting of retention rights, the total cost for LTI 2018 and the additional allocation, excluding social security costs, is estimated to approximately SEK 77 million. The cost will be allocated over the years 2018 – 2021. At a 100 per cent fulfilment of the performance conditions the total cost is still approximately SEK 77 million, given that the performance conditions are market-related according to IFRS 2.

Social security costs will be recorded as a personnel expense in the income statement by current reservations. The total social security costs are estimated to approximately SEK 35 million with the assumptions above (approximately SEK 58 million at a 100 per cent fulfilment of the performance conditions), an average social security charge rate of 24.9 per cent and an annual share price increase for Tele2’s Class B shares of 10 per cent during the vesting period.
The participant’s maximum profit per right in LTI 2018 is limited to SEK 388, which equals to four times the average closing share price of the Tele2 Class B share during February 2018 with deduction for the proposed dividend. If the value of the Tele2 shares exceeds SEK 388 at vesting, the number of Class B shares that each right entitles the participant to receive at vesting will be reduced correspondingly. The maximum dilution is up to 0.50 per cent of outstanding shares, 0.35 per cent of votes and 0.20 per cent in terms of costs for LTI 2018 and the additional allocation, as defined in IFRS 2, divided by Tele2’s market capitalisation, excluding the dividend proposed to the Annual General Meeting 2018. Together with rights granted under the share based incentive programmes for the years 2015, 2016 and 2017, the maximum dilution is up to 1.14 per cent of outstanding shares and 0.81 per cent of votes.
If the maximum profit of SEK 388 per right is reached, all invested shares are retained under LTI 2018 and the additional allocation, and a fulfilment of the performance conditions of 100 per cent, the maximum cost, as defined in IFRS 2, is approximately SEK 95 million and the maximum social security cost is approximately SEK 206 million.
For information on Tele2’s other equity-related incentive programmes, reference is made to the annual report for 2017, note 33.
Effect on key ratios
If LTI 2018, together with the additional allocation under item 20(b), had been introduced in 2017 with the assumptions above, the impact on basic earnings per share would have resulted in a dilution of 1.2 per cent or from SEK 5.03 to SEK 4.97 on a pro forma basis.
The annual cost of LTI 2018 and the additional allocation, including financing costs and social security costs, is estimated to approximately SEK 39 million given the above assumptions. This cost can be related to the company’s total personnel costs, including social security costs, of SEK 3,314 million in 2017.
Delivery of shares
To ensure the delivery of Tele2 shares under LTI 2018, and the additional allocation under item 20(b), as well as other outstanding equity-related incentive programmes, the Board proposes that the Annual General Meeting resolves to authorise the Board to resolve on a directed issue of Class C shares to Nordea Bank AB (publ) in accordance with item 20(c), and further to authorise the Board to subsequently resolve to repurchase the Class C shares from Nordea Bank AB (publ) in accordance with item 20(d). The Class C shares will then be held by the company, whereafter the appropriate number of Class C shares will be reclassified into Class B shares and subsequently be delivered to the participants under LTI 2018 as well as other outstanding equity-related incentive programmes.

The Board further proposes that the Annual General Meeting resolves that a maximum of 2,490,000 Class B shares may be transferred to the participants in accordance with the terms of LTI 2018. These shares can either be Class B treasury shares held by the company or Class B shares held by the company after reclassification from Class C shares.
Merger with Com Hem – additional allocation under LTI 2018 (item 20(b))
As previously communicated, Tele2 and Com Hem have agreed on a combination of Tele2 and Com Hem through a statutory merger in accordance with the Swedish Companies Act (the “Merger”). Subject to the Tele2 shareholders’ approval at the Extraordinary General Meeting, which is intended to be held later this year, the Merger will be implemented by Tele2 absorbing Com Hem. If approved, the Merger is expected to close during the second half of 2018.
Provided that the Merger is effectuated, the Board proposes that the Annual General Meeting resolves that, upon the completion of the Merger, there will be an additional allocation under LTI 2018 according to the same principles as set out under as item 20(a), to approximately 40 participants joining Tele2 from Com Hem, provided that such additional allocation is made before 31 December 2018. If the Merger is effectuated, Altice B, Swisscom, Telecom Italia, Modern Times Group MTG and Telenet Group Holding will be added to the TSR peer group.
The additional allocation may comprise up to 75,500 Tele2 shares held by the participants entitling to allotment of up to 419,000 rights, whereof 75,500 retention rights and 343,500 performance rights. This means that LTI 2018, including the additional allocation, may comprise in total up to 448,500 Tele2 shares held by the participants entitling to a total allotment of up to 2,128,500 rights, whereof 448,500 retention rights and 1,680,000 performance rights.
The participants to this additional allocation will be divided into the following categories, each category comprising the following number of shares and maximum number of rights:
• the new CEO: may acquire up to 10,000 shares, entitling to an allotment of 1 Series A right and 9 Series B rights per invested share, with the possibility to receive a maximum of 100,000 Tele2 shares at vesting;
• new senior executives and certain key employees (approximately 3 individuals) are divided into two subcategories, where participants in category (i) (approximately 1 individual) may acquire up to 7,500 shares each, entitling the holder to allotment of 1 Series A right and 7 Series B rights per invested share, with the possibility to receive a maximum 60,000 Tele2 shares at vesting, and participants in category (ii) (approximately 2 individuals) may acquire up to 4,500 shares each, entitling the holder to allotment of 1 Series A right and 6 Series B rights per invested share, with the possibility to receive a maximum of 31,500 Tele2 share at vesting;
• category 1 (approximately 1 individuals in total): may acquire up to 4,000 shares each, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility receive a maximum of 16,000 Tele2 share at vesting;

• category 2 (approximately 2 individuals in total): may acquire up to 3,000 shares each, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 12,000 Tele2 shares at vesting;
• category 3 (approximately 3 individuals in total): may acquire up to 2,000 shares each, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 8,000 Tele2 shares at vesting;
• category 4 (approximately 6 individuals in total): may acquire up to 1,500 shares each, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 6,000 Tele2 shares at vesting; and
• category 5 (approximately 24 individuals in total): may acquire up to 1,000 shares each, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 4,000 Tele2 shares at vesting.
Authorisation to issue Class C shares (item 20(c))
The Board proposes that the Annual General Meeting resolves to authorise the Board, during the period until the Annual General Meeting 2019, to increase the company’s share capital by not more than SEK 2,187,500 by the issue of not more than 1,750,000 Class C shares, each with a ratio value of SEK 1.25. With disapplication of the shareholders’ preferential rights, Nordea Bank AB (publ) shall be entitled to subscribe for the new Class C shares at a subscription price corresponding to the ratio value of the shares. The purpose of the authorisation and the reason for the disapplication of the shareholders’ preferential rights in connection with the issue of shares is to ensure delivery of Class B shares to participants under LTI 2018.
Authorisation to resolve to repurchase own Class C shares (item 20(d))
The Board proposes that the Annual General Meeting resolves to authorise the Board, during the period until the Annual General Meeting 2019, to repurchase its own Class C shares. The repurchase may only be effected through a public offer directed to all holders of Class C shares and shall comprise all outstanding Class C shares. The purchase may be effected at a purchase price corresponding to not less than SEK 1.25 and not more than SEK 1.35 per share. Payment for the Class C shares shall be made in cash. The purpose of the repurchase is to ensure the delivery of Class B shares under LTI 2018.
Resolution on the transfer of own Class B shares (item 20(e))
The Board proposes that the Annual General Meeting resolves that Class C shares that the company purchases by virtue of the authorisation to repurchase its own Class C shares in accordance with item 20(d) above, following reclassification into Class B shares, may be transferred to participants in LTI 2018, to participants in other outstanding equity-related incentive programmes in accordance with the approved terms, or sold on Nasdaq Stockholm as set out below.
The Board proposes that the Annual General Meeting resolves that a maximum of 2,490,000 Class B shares may be transferred to participants in accordance with the terms of LTI 2018. These shares can either be Class B treasury shares held by the company or Class B shares held by the company after reclassification from Class C shares.

Resolution on the sale of own Class B shares (item 20(f))
The Board proposes that the Annual General Meeting authorises the Board to pass a resolution, on one or more occasions, for the period up until the Annual General Meeting 2019, to sell Class B shares on Nasdaq Stockholm. The number of Class B shares to be sold may not exceed the number of Class B shares that the company holds at the point in time of the Board’s resolution. Sale of Class B shares may only be in consideration of cash payment at a price within the share price interval registered at that time. These shares can either be Class B treasury shares held by the company or Class B shares held by the company after reclassification from Class C shares.
The purpose of the authorisation is to make possible the ability for the Board to continuously adapt the company’s capital structure and thereby contribute to increased shareholder value, to be able to exploit attractive acquisition opportunities by fully or partly financing future acquisitions with the company’s own shares, and to ensure the company’s undertakings, including social security costs and payment of preliminary salary tax, in relation to resolved equity-related incentive programmes and to continuously adapt the number of Class B shares held in order to hedge the undertakings within the framework of the company’s equity-related incentive programmes.
Authorisation for the Board to resolve to repurchase own shares (item 21)
The Board proposes that the Board is authorised to pass a resolution on repurchasing the company’s own shares if the purpose is to retire shares through a decrease of the share capital, but also in order to ensure delivery of B-shares to the participants in the company’s share or share price related incentive plans, in accordance with the following conditions:
• The repurchase of Class A and/or Class B shares shall take place on Nasdaq Stockholm in accordance with Nasdaq Stockholm’s rules regarding purchase of own shares.
• The repurchase of Class A and/or Class B shares may take place on one or more occasions for the period up until the next Annual General Meeting.
• So many Class A and/or Class B shares may, at the most, be repurchased so that the company’s holding does not at any time exceed 10 percent of the total number of shares in the company.
• The repurchase of Class A and/or Class B shares at Nasdaq Stockholm may occur at a price within the share price interval registered at that time, where share price interval means the difference between the highest buying price and lowest selling price.
• It is the from time to time lowest-priced, available, shares that shall be repurchased by the company.
• Payment for the shares shall be in cash.
The purpose of the authorisation is to give the Board flexibility to continuously decide on changes to the capital structure during the upcoming year, and thereby contribute to increased shareholder value as well as hedge delivery of B-shares to the participants in the company’s share or share price related incentive plans.

RESOLUTIONS PROPOSED BY THE SHAREHOLDERS
Proposals from shareholder Martin Green (items 22 (a)-(c))
Shareholder Martin Green proposes that the Annual General Meeting resolves:
(a) that an investigation is carried out regarding the company’s procedures to ensure that the current members of the board and Leadership Team fulfil the relevant legislative and regulatory requirements, as well as the demands that the public opinions ethical values places on persons in leading positions. In addition, the investigation shall include the current attitude and practical handling performed by the company’s administrators and executives,
(b) in the event that the investigation clarifies that there is need, swift, relevant measures shall be taken to ensure that the requirements are fulfilled, and
(c) taking into consideration the nature and scope of any needs, the investigation and any measures should be presented as soon as possible, however not later than during the Annual General Meeting 2019.
MISCELLANEOUS
Shares and votes
There are a total number of 506,900,012 shares in the company, whereof 22,793,523 Class A shares, 482,207,489 Class B shares and 1,899,000 Class C shares, corresponding to a total of 712,041,719 votes. The company currently holds 2,245,459 of its own Class B shares and 1,899,000 of its own Class C shares corresponding to 4,144,459 votes which cannot be represented at the Annual General Meeting.
Special majority requirements and conditions with respect to the proposed resolutions in items 20 and 21
Resolutions under items 20(c), 20(d), 20(f) and 21 are valid only if supported by shareholders holding not less than two-thirds of both the votes cast and the shares represented at the Annual General Meeting.
Resolution under item 20(e) is valid only if supported by shareholders holding not less than nine-tenth of both the votes cast and the shares represented at the Annual General Meeting.
Authorisation
The Board, or the person that the Board will appoint, shall be authorised to make the minor adjustments in the Annual General Meeting’s resolutions as may be required in connection with registration at the Swedish Companies Registration Office and Euroclear Sweden.
Documentation
The nomination committee’s motivated statement regarding its proposal to Board and information about the proposed board members are available on the company’s website, ww.tele2.com.
The annual report, the reasoned statement of the Board pursuant to Chapter 18 Section 4 and Chapter 19 Section 22 of the Companies Act (2005:551), the report on the results of the Remuneration Committee’s evaluation according to the Swedish Code of Corporate Governance, the Auditor’s statement pursuant to Chapter 8 Section 54 of the Companies Act (2005:551) will no later than 30 April 2018 be available at the company’s website www.tele2.com, at the company’s premises at Skeppsbron 18 in Stockholm and will be sent to those shareholders who so request and state their postal address or email address.

The documentation can be ordered by telephone at +46 (0) 771-246 400 or in writing at the address Computershare AB “AGM Tele2”, P.O. Box 610, SE-182 16 Danderyd, Sweden.
Shareholders’ right to request information
The Board and the Chief Executive Officer shall, if any shareholder so requests and the Board believes that it can be done without material harm to the company, provide information regarding circumstances that may affect the assessment of an item on the agenda, circumstances that can affect the assessment of the company’s or its subsidiaries’ financial situation and the company’s relation to other companies within the group and the consolidated accounts.
Stockholm, April 2018
TELE2 AB (PUBL)
THE BOARD
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Other information
Schedule for the Annual General Meeting:
The doors open for shareholders at 2.00 p.m. CET.
The Annual General Meeting commences at 3.00 p.m. CET.
Interpretation
The Annual General Meeting will mainly be held in Swedish. As a service to the shareholders, simultaneous interpretation from Swedish to English as well as from English to Swedish will be provided. This service may be requested when attendance to the Annual General Meeting is notified.
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IMPORTANT INFORMATION
The information included in this notice is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Ms. Petra von Rohr, Director of IR and Corporate Communications, e-mail: petra.vonrohr@comhem.com, phone: +46 734 39 06 54.
In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this notice may contain forward-looking statements. By their nature, forward- looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this notice, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.